

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 26, 2016

Wouter A. Fouche
Chief Executive Officer
UPAY, Inc.
3010 LBJ Freeway, 12th Floor
Dallas, TX 75234

> **Re: UPAY, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 12, 2016**
> **File No. 333-212447**

Dear Mr. Fouche:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated August 4, 2016

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Business

Industry Background, page 27

1.   We note that in response to prior comment 7 you did not supplementally provide us with copies of the information supporting the data you cite in the prospectus. In accordance with our prior comment, please provide us with copies on a supplemental basis and mark them to designate the portions you rely upon. Also tell us whether any data was prepared for the company or the offering.

2.   You have included additional hyperlinks in response to prior comment 8. Please note that the information in the hyperlinks on page 27 as well as the information in the hyperlink on page 37 must be filed. Therefore, file the hyperlinked information or revise to remove the URLs. Refer to SEC Release No. 33-7856, footnote 41.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 41

3. You state on pages 28 and 31 that you intend to offer products and services in the U.S. in November 2016; however, the table on page 41 discloses that you expect this step of your business development to occur six to seven months after obtaining adequate financing. Please reconcile these disclosures, and clarify the date from which you calculate the months in your table. Also explain what you mean by "adequate financing" and quantify, if possible.

Operating Expenses, page 43

4. We note your disclosure on page 43 in response to prior comment 10 that you plan to meet your cash needs for the next 12 months through your existing business in South Africa. This statement appears to be inconsistent with the added disclosure in the first paragraph on page 41 where you seem to indicate your cash position enables you to conduct operations for zero months and that your entire plan of operations is contingent upon obtaining financing. Please reconcile.

Results of Operations for the Three Month Periods Ending May 31, 2015 and May 31, 2016

Revenues, page 43

5. Please disclose the reason for the decrease in revenues. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Transactions with Related Persons, Promoters and Certain Control Persons

Related Parties, page 48

6. The statements in the disclosures for both Emerging Markets Consulting, LLC and Rainmaker Group Consulting, LLC that the transactions described are not deemed related party transactions due the amounts involved appears inconsistent with the standard set forth in Item 404(d)(1) of Regulation S-K, which is applicable to smaller reporting companies. Please advise or revise. In addition, expand to disclose your consulting agreements with both entities, in accordance with our prior comment 14, or advise. Your revision to this section of the filing currently discloses only securities issuances to these entities.

Please contact Gabriel Eckstein, Attorney-Adviser, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3483 with other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Adviser
Office of Information
Technologies and Services

cc: Frederick M. Lehrer, Esq.
        Frederick M. Lehrer, P.A.